UNITED STATES					OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION					OMB Number:	3235-0101
Washington, D.C. 20549					Expires:	July, 31, 2023
Estimated average burden
FORM 144					hours per response	1.00
NOTICE OF PROPOSED SALE OF SECURITIES					SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933					DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION: Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)		(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Azure Power Global Limited		N.A.	001-37909
1 (d) ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO
					AREA CODE	NUMBER
c/o AAA Global Services Ltd., 1 st Floor,	The Exchange 18 Cybercity	Ebene	Mauritius		91	11-9409800
2 (a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET		CITY	STATE	ZIP CODE
International Finance Corporation	More than 10% Shareholder	c/o 2121 Pennsylvania Avenue		NW	Washington, District of Columbia	20433

INSTRUCTION: The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold	Aggregate Market Value	Number of Shares or Other Units Outstanding	Approximate Date of Sale	Name of Each Securities Exchange
			(See instr. 3(c))	(See instr. 3(d))	(See instr. 3(e))	(See instr. 3(f)) (MO. DAY YR.)	(See instr. 3(g))
Equity Shares	BofA Securities, Inc. One Bryant Park 5th Floor New York, N.Y. 10036		433,649	U.S.$21,656,431	48,034,392	January 14, 2021	New York Stock Exchange

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.					SEC 1147 (08-07)

TABLE I — SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date of Acquisition	Nature of Acquisition Transaction	Name of Person from Whom Acquired ( If gift, also give date donor acquired )	Nature of Payment
Compulsorily Convertible Preference Shares	2010	Purchase of 73,272 shares of Series B Compulsorily Convertible Preference Shares	Azure Power India Private Limited	Cash
Compulsorily Convertible Debentures	2010	Purchase of 1,100,000 units of Series B Compulsorily Convertible Debentures	Azure Power India Private Limited	Cash
Compulsorily Convertible Preference Shares	2012	Purchase of 4,439 shares of Series D Compulsorily Convertible Preference Shares	Azure Power India Private Limited	Cash
Compulsorily Convertible Debentures	2012	Purchase of 37,500 units of Series D Compulsorily Convertible Debentures	Azure Power India Private Limited	Cash
Compulsorily Convertible Debentures	June 2014	Purchase of 36,000 units of Compulsorily Convertible Debentures	Azure Power India Private Limited	Cash
Compulsorily Convertible Preference Shares	February 2015	Purchase of 20,307 shares of Series F Compulsorily Convertible Preference Shares	Azure Power India Private Limited	Cash
Compulsorily Convertible Preference Shares	June 2015	Purchase of 22,214 shares of Series H Compulsorily Convertible Preference Shares	Azure Power India Private Limited	Cash
Equity Shares	October 2016	Automatic conversion of Compulsorily Convertible Preference Shares and Compulsorily Convertible Debentures to 3,073,584 Equity Shares upon the closing of the Issuer's initial public offering without payment of consideration	Azure Power Global Limited	Conversion of CCDs and CCPS
Equity Shares	October 2018	Purchase of 800,000 common shares by way of primary capital raise	Azure Power Global Limited	Cash

INSTRUCTIONS:	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
International Finance Corporation c/o 2121 Pennsylvania Avenue, NW, Washington, District of Columbia, 20433	Equity Shares	October 14, 2020 to October 23, 2020	12,255	U.S.$349,809
IFC GIF Investment Company I c/o Cim Fund Services Ltd. 33 Edith Cavell Street Port Louis Mauritius	Equity Shares	October 14, 2020 to October 23, 2020	31,307	US$893,640

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.	The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

January 14, 2021	/s/ Adam Schwartzman
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (02-08)